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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Photoelectron Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    719320103
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                                 (CUSIP Number)

                              Peter Markou Nomikos
                          c/o Aegeus Shipping Co. Ltd.
                               17-19 Akti Miaouli
                              Piraeus 185 35 Greece
                                  30 1 4170 895
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 18, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 8 Pages)
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CUSIP No. 719320103                    13D                    Page 2 of 8 Pages
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  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Peter Markou Nomikos

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                                                                         (a) |_|
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) |_|
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  3.    SEC USE ONLY

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  4.    SOURCE OF FUNDS*
                PF
                OO

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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
                Greece

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                    7.  SOLE VOTING POWER
                                5,052,400
    NUMBER OF

                 ---------------------------------------------------------------
                    8.  SHARED VOTING POWER
      SHARES                    0
   BENEFICIALLY
     OWNED BY
                 ---------------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER
       EACH                     5,052,400
    REPORTING
      PERSON
                 ---------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
       WITH                     0

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  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                5,052,400

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  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |_|

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  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                45.2

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  14.   TYPE OF REPORTING PERSON*
                IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 719320103                    13D                    Page 3 of 8 Pages
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      The reporting person previously reported beneficial ownership on Schedule
      13G dated February 26, 1998, as amended most recently on February 10, 2000.

Item  1. Security and Issuer.

      The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Photoelectron Corporation (the "Company"), a Massachusetts corporation. The principal executive offices of the Company are located at 5 Forbes Road, Lexington, Massachusetts 02173.

Item  2. Identity and Background.

      This Statement is filed by Peter Markou Nomikos. Mr. Nomikos's business address is c/o Aegeus Shipping Co. Ltd., 17-19 Akti Miaouli, Piraeus 185 35 Greece. Mr. Nomikos is Chairman of the Board of Directors of the Company and Petronome Corporation and is Treasurer and Chairman of the Board of PYC Corporation.

      During the five years prior to the date hereof, Mr. Nomikos has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Nomikos been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding Mr. Nomikos was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Nomikos is a citizen of Greece.

Item  3. Source and Amount of Funds or Other Consideration.


      Pursuant to a Loan Agreement dated November 15, 1999, PYC Corporation provided the Company with a short term line of credit in the principal amount of $2,250,000 at an annual percentage rate of 8% (the "Loan Agreement"). Between November 18, 1999 and April 7, 2000, the Company granted PYC Corporation Warrants for 450,000 shares of Common Stock of the Company in fulfillment of the Company's obligations under the Loan Agreement.

      On June 2, 2000, subsequent to the date the short term line of credit under the Loan Agreement became due and payable, Mr. Nomikos, acting as Chairman of the Board of PYC Corporation, converted the short term line of credit into an equivalent face amount 10% Senior Convertible Debenture. The total principal and interest due on the short term line of credit and converted to a debenture on
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---------------------                                         -----------------
CUSIP No. 719320103                    13D                    Page 4 of 8 Pages
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      June 2, 2000 was $2,312,755.56. Also on June 2, 2000, Mr. Nomikos, acting on his own behalf, converted his Amended and Restated 8% Subordinated Convertible Note in the amount $786,153.34 (including principal and accrued interest) into an equivalent face amount 10% Senior Convertible Debenture. Mr. Nomikos's beneficial ownership of the 8% Subordinated Convertible Note was previously disclosed on Schedule 13G.

      The warrants granted to PYC Corporation under the Loan Agreement were exercisable immediately upon the grant and the outstanding principal amount of the Debentures issued by the Company on June 2, 2000 were convertible upon issuance and continue to be convertible at any time, in whole or in part, at the option of the Holder of the debenture, into fully paid, validly issued and nonassessable shares of Common Stock of the Company.

      On September 26, 2000, Mr. Nomikos, acting as Chairman of the Board of PYC Corporation, exercised PYC Corporation's rights under a warrant to purchase 575,000 shares of Common Stock of the Company. The warrants were purchased using corporate funds. On November 29, 2000, Mr. Nomikos exercised his rights under his stock options to purchase 10,000 shares of Common Stock. Mr. Nomikos used personal funds to purchase the Common Stock. Each of the warrant and stock options in this paragraph were previously reported on Schedule 13G.

Item  4. Purpose of the Transaction.

      The acquisition of the warrants by PYC Corporation as described in Item 3 was part of the consideration paid to induce PYC Corporation to provide the $2,250,000 short term line of credit. The purpose of the loan was to provide needed working capital for the Company. PYC Corporation has converted the outstanding loan obligation to a 10% Senior Convertible Debenture thereby allowing the Company to continue to use the working capital. In addition, Mr. Nomikos, acting on his own behalf, converted his Amended and Restated 8% Subordinated Convertible Note to the 10% Senior Convertible Debenture thereby allowing the Company to continue to use the working capital.

      Mr. Nomikos exercises considerable control over the operation and direction of the Company through his position as Chairman of the Board of Directors and through his direct and indirect control of 45.2% of the Company's outstanding Common Stock. Mr. Nomikos plans to continue in his role as Chairman of the Board of Directors and will continue to exercise his control interest when making decisions on behalf of the Company.

      Mr. Nomikos has no plans to purchase additional securities of the Company although he may choose to exercise his rights to purchase securities under
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CUSIP No. 719320103                    13D                    Page 5 of 8 Pages
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      outstanding warrants and stock options which he beneficially owns. In addition, Mr. Nomikos may also receive additional options to purchase Common Stock as compensation for his duties as Chairman of the Board of Directors. Mr. Nomikos and PYC Corporation may also provide additional financing to the Company based on the Company's working capital needs. Such financing may include warrants or options to purchase additional securities of the Company. Mr. Nomikos has no plans to sell any securities of the Company.

      Except as set forth above, the reporting person has no plans or proposals with respect to the matters set forth in paragraphs (a) - (j) of Item 4 of the Instructions.

Item  5. Interest in Securities of the Issuer.

            (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Nomikos is 5,052,400. This number includes the following securities: 481,563 shares of Commons Stock owned directly by Mr. Nomikos; Options held by Mr. Nomikos to purchase 137,500 shares of Common Stock; a 10% Senior Convertible Debenture owned by Mr. Nomikos which is convertible into 208,100 shares of Common Stock (based upon the outstanding principal and interest on the debenture as of December 31, 2000); 2,952,735 shares of Common Stock owned by PYC Corporation; warrants held by PYC Corporation for the purchase of 660,000 shares of Common Stock; a 10% Senior Convertible Debenture owned by PYC Corporation which is convertible into 612,202 shares of Common Stock (based upon the outstanding principal and interest on the debenture as of December 31, 2000); and 300 shares of Company Common Stock owned by Petronome Corporation. For purposes of
      Section 13, Mr. Nomikos beneficially owns 45.2% of the Company. This percentage is based upon 11,177,088 shares of outstanding Common Stock./1/

            (b) Mr. Nomikos has the sole power to vote or direct the vote of, and to dispose or direct the disposition of 5,052,400 shares of Common Stock. Mr. Nomikos does not share the power to vote or direct the vote of, or to dispose or direct the disposition of any shares of Common Stock.

            (c) The following transaction took place during the past 60 days:

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/1/ The total number of outstanding shares of Common Stock used to calculate the reporting person's percentage of beneficial ownership includes 9,559,286 shares of Common Stock outstanding (as reported by the Company's stock transfer agent as of February 8, 2001) plus 1,617,802 shares which represents the number of shares that would be added to the total amount of outstanding stock if Mr. Nomikos and PYC Corporation converted all stock options, debentures and warrants.

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CUSIP No. 719320103                    13D                    Page 6 of 8 Pages
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                  On December 21, 2000, PYC Corporation assigned warrants for the right to purchase 25,000 shares of Company Common Stock to Dr. Nicholas T Zervas.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The reporting person holds a 10% Senior Convertible Debenture with a face value of $786,153.34. The Company has exercised its option under the Debenture to add the interest to the outstanding principal amount owed on the Debenture. As of December 31, 2000, the total principal and interest owed on the Debenture owned by Mr. Nomikos is $832,400 which is convertible to 208,100 shares of Company Common Stock.

      PYC Corporation holds a 10% Senior Convertible Debenture with a face value of $2,312,755.56. The Company has exercised its option under the Debenture to add the interest to the outstanding principal amount owed on the Debenture. As of December 31, 2000, the total principal and interest owed on the Debenture owned directly by PYC Corporation and indirectly by Mr. Nomikos is $2,448,806 which is convertible to 612,202 shares of Company Common Stock.

      Mr. Nomikos holds options to purchase 137,500 shares of Common Stock of the Company. These options were granted to Mr. Nomikos under various Stock Option Agreements and have been previously reported on Schedule 13G. The options were granted to Mr. Nomikos as compensation for his service as Chairman of the Board of Directors of the Company.

      PYC Corporation acquired warrants to purchase 450,000 shares of Common Stock of the Company pursuant to the Loan Agreement as described under Items 3 and 4 (which descriptions are incorporated herein by reference)./2/

Item  7. Material to be Filed as Exhibits.

      Exhibit 1 Amended and Restated 8% Subordinated Convertible Note Due on Demand in favor of Peter M. Nomikos

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2 PYC Corporation holds additional warrants to purchase 235,000 shares of Common
Stock which were previously included in the totals reported on Schedule 13G
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CUSIP No. 719320103                    13D                    Page 7 of 8 Pages
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      Exhibit 2   Loan Agreement - 8% Short Term Line of Credit - Common Stock
                  Purchase Warrants between Photoelectron Corporation and PYC Corporation

      Exhibit 3   10% Senior Convertible Debenture for Peter M. Nomikos

      Exhibit 4   10% Senior Convertible Debenture for PYC Corporation

      Exhibit 5   Amendment 1 to the Confidential Private Placement Memorandum
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CUSIP No. 719320103                    13D                    Page 8 of 8 Pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001


                                /s/ Peter Markou Nomikos
                                ------------------------
                                Peter Markou Nomikos

        Attention: Intentional misstatements or omissions of fact constitute
                   Federal criminal violations (See 18 U.S.C. 1001).